Exhibit 77D

SELIGMAN GROWTH FUND, INC.

At a Board meeting held on June 10-11, 2009, the Board approved a resolution to revise the fund's nonfundamental policy regarding investment in foreign securities. The existing nonfundamental policy on foreign securities was revised to state that the Fund may invest up to 25% of its net assets in foreign investments.